June 13, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Change in Subsidiaries (New Equity Acquisition)
(Filed on June 12, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-6010, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

SN-2006-9

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
mail. IR@fullcast.co.jp

June 12, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer, General Manager, Business Administration Headquarters.
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Change in Subsidiaries (New Equity Acquisition)

Fullcast Co., Ltd. resolved at its board of directors meeting of June 12, 2006 to acquire EXEOUTSOURCING CO., LTD and make it a wholly owned subsidiary.

Details

1. Purpose of the new equity acquisition

The Fullcast Group is a provider of comprehensive human resources outsourcing solutions with over 1.35 million registered staff members at 481 offices across the nation. It primarily provides short-term worker dispatching services, in addition to technical/engineer workers staffing services, and system development services. It also performs contract production line work. As a "One-stop Total Solution" provider ready to meet the whole gamut of needs for human resources, the Group aims at expanding its scope of operations while improving its human resources services and strengthening its financial position.

EXEOUTSOURCING CO., LTD. manages a total of around 500 sales agencies across the nation. In addition, it has in-house IT call centers and selected sales staff, provides sales support on a contract basis, sends off sales support personnel, and markets IT products.

Fullcast's decision to buy out EXEOUTSOURCING CO., LTD. is based on its judgment that a high level of synergy is expected to result through incorporating the superior ability in reaching a wide variety of customer companies and proven project management ability. Through the buy-out, we will respond not only to the increasing needs for sales and hospitality businesses, but also to potentially increasing sales support outsourcing needs at client companies in their efforts to respond to ever-shortening product life cycle in the midst of speeding up economic development.

Fullcast Group has not only been providing manpower dispatching services but also providing physical distribution/warehousing industries with "High Quality Solution" services, which are designed to help them enhance their operational efficiency through business process improvement proposals. Fullcast will accelerate its efforts to expand the service beyond its existing customer segments, to include the service industry, and thereby, further contributing to client companies' growth.

2. Outline of the company to be acquired
   1) Trade name: EXEOUTSOURCING CO., LTD.
   2) Representative: Satoshi Ota, President and Representative Director
   3) Head office: 2-4-27, Dojima, Kita-ku, Osaka-City, Osaka Prefecture

4) Foundation: June 2006
5) Main businesses: Manpower dispatching services and job placement services
6) Fiscal year: October 1 through September 30
7) Number of employees: 82
8) Main business locations: Tokyo, Osaka, and Nagoya
9) Capital stock: 80 million yen
10) Number of shares issued: 1,600
11) Major shareholders: EXECOMMUNICATIONS CORP. (100 percent shareholder)
12) Operating results in recent fiscal years
EXEOUTSOURCING CO., LTD. has had no operating results to report in recent fiscal years, because it was newly founded on June 1, 2006 by spinning off a business unit of EXECOMMUNICATIONS CORP. Given below for information are pre-spinoff operating results of the now-defunct business unit. Note that the figures are non-audited.

(Reference)

(Thousands of yen)

Fiscal year	2004 (ended August 31, 2004)	2005 (ended March 31, 2005)	2006 (ended March 31, 2006)
Revenue	1,017,492	1,106,039	2,779,869
Operating profit/loss	294,836	-14,381	132,975

(Note: The figures for fiscal 2005 show seven-month results due to a change in the accounting term.)

3. Number of shares to be acquired, acquisition cost and the state of equity ownership before and after acquisition
1) Number of shares owned before acquisition: 0 (shareholding ratio: 0 percent)
2) Number of shares to be acquired: 1,600 (acquisition cost: 1,000,000,000 yen)
3) Number of shares to be owned on acquisition: 1,600 (shareholding ratio: 100 percent)

4. Schedule

June 12, 2006	Board resolution for equity acquisition
June 15, 2006	Stock transfer

5. Future outlook
Since the impact on Fullcast's consolidated operating results for the current fiscal year ending September 30, 2006 is expected to be minor, there is no change in the future outlook.

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